Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) for the nine months ended September 30, 2012 is as of November 8, 2012. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators.  Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our interim unaudited consolidated financial statements for the three and nine months ended September 30, 2012 and our MD&A for the year ended December 31, 2011. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

The forward-looking statements in this discussion regarding our expectations of our future performance, liquidity and capital resources, and other non-historical statements, are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome Pharma Corp., including our most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on the discovery, development and commercialization of new therapies that will improve the life and health of patients.  We have one product, BRINAVESSTM, approved for marketing in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less.  Atrial fibrillation is an arrhythmia or abnormal rhythm, of the upper chambers of the heart.

Vernakalant

Exclusive global rights to the intravenous and oral formulations of vernakalant hydrochloride (“vernakalant (iv) and vernakalant (oral)” respectively) are held by Merck under two separate collaboration and license agreements.  On September 25, 2012, Merck gave notice to us of its termination of both collaboration and license agreements.  The terminations will be effective after the notice period pursuant to the terms of the collaboration and license agreements.  Upon the effective dates of the terminations, the Company will have exclusive global rights to vernakalant (iv) and vernakalant (oral).  We are in discussions with Merck to ensure a smooth transition of activities.

Vernakalant (iv)

In 2003, we entered into a collaboration and license agreement for the co-development and exclusive commercialization of vernakalant (iv) in the United States, Canada and Mexico (collectively “North America”) with Astellas US LLC (“Astellas”). In July 2011, we announced that we granted consent for the transfer of rights for the development and commercialization of vernakalant (iv) in North America from Astellas to Merck.  All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement were assumed by Merck without change. We will continue to be responsible for 25 percent of the development costs for vernakalant (iv) in North America, while Merck will be responsible for 75 percent of the development costs and future commercialization costs for vernakalant (iv) in North America pursuant to the collaboration and license agreement.

In Q2-2009, we entered into a collaboration and license agreement for the development and exclusive commercialization of vernakalant (iv) outside of North America with Merck. Under the agreement, development efforts and expenses for vernakalant (iv) outside of North America are the responsibility of Merck.

In Q3-2012, we announced Merck will return the global marketing and development rights for vernakalant (iv). Once the rights have been returned, we will be responsible for all future development and commercialization costs for vernakalant (iv) worldwide.

Outside North America

In Q3-2009, we received a $15 million milestone payment from Merck upon the filing of a Marketing Authorisation Application (“MAA”) to the European Medicines Agency seeking marketing approval for vernakalant (iv) in the European Union. In Q3-2010, we announced that vernakalant (iv), under the trade name BRINAVESS™, was granted marketing approval in the European Union, Iceland and Norway for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: for non-surgery patients with atrial fibrillation of seven days duration or less and for post-cardiac surgery patients with atrial fibrillation of three days duration or less.  As a result of the European marketing approval, we received a $30 million milestone payment from Merck. In 2011, BRINAVESS was also granted marketing approval in several countries outside of the European Union.

BRINAVESS™ has been commercially launched by Merck in a number of countries where it is approved for marketing.  We will continue to earn royalty revenue from Merck for the sale of BRINAVESS™ in countries in which it is marketed until the global marketing and development rights for vernakalant (iv) are returned to us.  We intend to continue to advance the launch of BRINAVESS worldwide and to providecontinued access to the product.

In Q2-2010, we announced final results from the Phase 3 European Comparator Study (the “AVRO study”) which showed the superiority of vernakalant (iv) over amiodarone in the conversion of atrial fibrillation to sinus rhythm within 90 minutes of the start of drug administration.  In the Asia-Pacific region, Merck initiated a Phase 3 trial in Q3-2010 that is expected to support regulatory applications in additional territories for which marketing approval has not yet been attained.  This study is currently suspended pending the return of rights from Merck.  In 2011, Merck initiated SPECTRUM, a post-approval safety study.  This study is ongoing and we intend to continue this study upon the return of rights from Merck.

North America

In 2006, our former partner, Astellas, submitted an NDA for vernakalant (iv) to the FDA seeking approval to market vernakalant (iv) in the United States for the conversion of atrial fibrillation. In Q3-2008, we announced that Astellas received an action letter from the FDA informing Astellas that the FDA had completed its review of the NDA for vernakalant (iv) and that the application was approvable.  In Q3-2009, we announced that, following extended discussions with the FDA, Astellas was undertaking a single confirmatory additional Phase 3 clinical trial under a Special Protocol Agreement (“SPA”), called ACT 5, which began patient enrolment in Q4-2009.  In Q4-2010, we announced that Astellas suspended patient enrolment in the ACT 5 trial pending FDA review of a single serious adverse event of cardiogenic shock experienced by a patient with atrial fibrillation who received vernakalant (iv). The trial’s independent Data Safety Monitoring Board reviewed the case and recommended the trial continue; however, the FDA requested that full data regarding this case from the South American clinical site be provided for their review prior to determining what steps, if any, are needed to restart the study. In July 2011, Merck acquired the rights for the development and commercialization of vernakalant (iv) in North America. Merck and the FDA have terminated the ACT 5 trial.  Merck has begun discussions with the FDA to determine the next steps for the development of vernakalant (iv) in the United States.  Upon the return of rights from Merck, we intend to continue these discussions with the FDA.

We have previously announced positive results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for vernakalant (iv). We have also announced positive results from an additional Phase 3 study, ACT 2, evaluating patients with post-operative atrial arrhythmia and have completed an open-label safety study, ACT 4.

Vernakalant (oral)

In 2006, we announced positive results from a Phase 2a pilot study.  A Phase 2b clinical study for vernakalant (oral) was initiated in Q1-2007 and we announced positive final results from the completed study in Q3-2008.  In Q2-2009, we announced a collaboration and license agreement for the development and commercialization of vernakalant (oral) providing a Merck affiliate with exclusive rights to vernakalant (oral) globally.  Pursuant to the collaboration and license agreement, all development efforts and expenses for vernakalant (oral) are the responsibility of Merck.  In Q4-2010, we announced that Merck’s current review of vernakalant (oral) was completed, and that Merck had confirmed its plans for the clinical development of vernakalant (oral) beginning in 2011. In November 2011, we announced that Merck completed an additional multiple rising-dose Phase 1 study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of vernakalant (oral) than previously studied in healthy subjects and that in this study, vernakalant (oral) was well-tolerated at increased exposures. We also announced that an additional Phase 1 trial assessing the safety and tolerability of vernakalant (oral) when dosed for a more extended period of time at higher exposures was initiated in 2011. This trial was successfully completed in February 2012.  In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral).  In Q3-2012, we announced Merck will return the global marketing and development rights for vernakalant (oral).  Once the rights have been returned to us, we will evaluate the appropriate development path for vernakalant (oral) and will be responsible for all future development and commercialization costs.

CORPORATE DEVELOPMENT

Merck’s return of rights for Vernakalant (iv) and Vernakalant (oral)

In March 2012, we announced Merck’s decision to discontinue further development of vernakalant (oral).  In response to this decision, we conducted several workforce reductions in an effort to reduce our annual operating expenditures and align our operations with our strategic plans.  In September 2012, we announced that Merck will return the global marketing and development rights for both vernakalant (iv) and vernakalant (oral) to us.  We are working with Merck to ensure a smooth transition of activities related to vernakalant.

Long-term debt

In January 2012, we received an advance of $25 million from Merck pursuant to a $100 million secured, interest-bearing credit facility granted to us under the collaboration and license agreement with Merck. We may, at our option, repay all or a portion of the advance from time to time without premium or penalty. This advance must be repaid in full by December 31, 2017.

In September 2012, Merck gave notice to us of its termination of the collaboration and license agreement. As a result of the notice of termination, Merck does not have an obligation to make further advances to us under the credit facility. Terms of the existing $50 million advanced under the credit facility prior to the notice of termination remain the same.  We are currently in discussions with Merck about our outstanding loan balance.

Restructuring

On March 19, 2012, we reduced our workforce in response to Merck’s decision to discontinue further development of vernakalant (oral).  On July 9, 2012, we further reduced our workforce by eliminating positions focused on internal research activities along with certain supporting functions. We expect costs relating to employee severance and benefit arrangements to total $5.6 million. For the nine months ended September 30, 2012, we recognized employee termination charges of $5.5 million, primarily relating to employee severance packages and outplacement support.  These charges are included as part of restructuring in our Consolidated Statements of Operations and Comprehensive Loss. We expect all payments for employee termination benefits to be made by the end of the first quarter of 2013.

As a result of the workforce reductions, we exited redundant leased facilities and terminated certain contracts. For the nine months ended September 30, 2012, we recognized idle-use expense and other charges of $3.8 million. These charges included $0.1 million of non-cash items, and were partially offset by the immediate recognition of $0.5 million of deferred leasehold inducement. The idle-use expense and other charges are included as part of restructuring in our Consolidated Statements of Operations and Comprehensive Loss. We expect all payments for contract termination costs and other charges to be made by the end of fiscal 2012.

For the nine months ended September 30, 2012, we recorded impairment charges of $0.7 million on leasehold improvements associated with idle space as well as certain computer and office equipment.

As a result of our restructuring efforts, we expect our future employee and facility related expenses to be significantly reduced.

Management Change

On July 3, 2012, we announced that CEO Doug Janzen has left the Company. Dr. William Hunter, a member of the Company’s board of directors, has been appointed interim CEO.

On September 20, 2012, we announced the appointment of Jennifer Archibald as CFO following the resignation of Curtis Sikorsky who continues to serve the Company in a consulting capacity.

CLINICAL DEVELOPMENT

The following table summarizes recent clinical trials and regulatory developments associated with each of our research and development programs:

Project	Stage of Development	Current Status	Cost to Date (in millions of dollars)
Vernakalant (iv)	FDA New Drug Application (NDA)	Approvable letter received in 2008	$ 102.4

	European Marketing Authorisation Application (MAA)	Marketing approval received in September 2010 under trade name BRINAVESS™

	European Comparator (AVRO) Study	Final results released in Q2-2010

	Phase 3 Asia Pacific study Phase 3 ACT 5 study Post approval study	Patient enrollment initiated in Q3-2010 Suspended pending transition Study terminated Spectrum (post approval safety study) initiated in 2011 Study continuing
Vernakalant (oral)	Phase 2b Clinical Trial	Final results released in Q3-2008	109.4

	Pharmacokinetic/ pharmacodynamics studies	Phase 1 PK/PD study completed 28-day Phase 1 trial completed
Pre-clinical Projects	Pre-Clinical Stage	Pre-clinical studies	17.8

The following provides a description of our clinical development efforts for each of our projects during the quarter:

Vernakalant (iv)

As a result of Merck’s notice of termination of our collaboration and license agreements for vernakalant (iv) during Q3-2012, the Phase 3 Asia Pacific study has been suspended pending the return of rights.  Merck will continue to support the post approval study until its transition to us is complete.

Vernakalant (oral)

In Q1-2012, Merck communicated to us its decision to discontinue further development of vernakalant (oral).  Given Merck’s notice of termination of our collaboration and license agreement for vernakalant (oral) during Q3-2012, we are exploring developmental options related to this asset in anticipation of the return of its global rights.

Other Projects

We continue to support pre-clinical research and development work.  The focus of the technology is on modulating cellular proteins (ion channels) that gate the movement of ions across the cell membrane to control a variety of essential functions ranging from the contraction of muscles, to the secretion from glands, and even responses to foreign bodies and inflammation.  The wide variety of such proteins provides a broad area for the development of therapeutics useful in a large number of human disorders.

In light of Merck’s recent return of the global marketing and development rights for both vernakalant (iv) and vernakalant (oral), we are undertaking a process to review all our strategic options.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

There were no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We will be assessing the impact of our latest workforce reduction in July on internal controls over financial reporting.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our interim consolidated financial statements are prepared in accordance with U.S. GAAP.  These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made.  Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include the assessment of net recoverable value and amortization period of intangible assets, clinical trial accounting, revenue recognition, and stock-based compensation expense.

There were no material changes to our critical accounting estimates during the nine months ended September 30, 2012, from those disclosed in the MD&A for the year ended December 31, 2011.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, and clinical trial accounting.  These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2011. There have been no changes in these accounting policies during the nine months ended September 30, 2012, except as described below.

Changes in Significant Accounting Policies

Fair Value Measurements:

On January 1, 2012, we prospectively adopted amendments issued by the Financial Accounting Standards Board (“FASB”) to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). These amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. The adoption of the amendments did not have a material impact on our financial position, results of operations or cash flows for the periods presented.

Comprehensive Income:

On January 1, 2012, we prospectively adopted amendments issued by the FASB on the presentation of comprehensive income. The amendments give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of the amendments did not have a material impact on the presentation of our results of operations for the periods presented.

RESULTS OF OPERATIONS

Third Quarter Overview

During the third quarter of 2012, we furtherreduced our workforce by eliminating positions focused on internal research activities along with certain supporting functions. As a result of the workforce reductions, we have exited redundant leased facilities and terminated certain contracts.

The higher net loss in Q3-2012 compared to Q2-2012 was mainly due to restructuring charges of $9.0 million. The loss in Q3-2012 was partially offset by a decrease in research and development expenditures of $2.0 million related to the elimination of positions focused on internal research activities.

Three and Nine Months Ended September 30, 2012 Compared to Three and Nine Months Ended September 30, 2011

We recorded a net loss of $13.4 million ($0.22 per share) for the three months ended September 30, 2012 (Q3-2012), compared to a net loss of $7.2 million ($0.12 per share) for the three months ended September 30, 2011 (Q3-2011). On a year-to-date basis, we recorded a net loss of $26.1 million ($0.43 per share) for the nine months ended September 30, 2012, compared to a net loss of $22.0 million ($0.36 per share) for the nine months ended September 30, 2011.

The net losses for the three and nine months ended September 30, 2012 were largely due to restructuring charges of $9.0 million and $10.0 million, respectively, related to our workforce reduction, exit of redundant leased facilities, and consequent termination of certain contracts.  The higher losses in fiscal 2012 were partially offset by a decrease in expenditures incurred on clinical development efforts and pre-clinical research projects of $3.5 million and $6.2 million for the three and nine months ended September 30, 2012, respectively.

For the remainder of the year, we expect to continue to incur a net loss as our expenses are expected to continue to be greater than our revenues from licensing, research collaborative and other fees. As a result of our restructuring efforts, we expect our employee and ongoing facility lease expenses to be significantly reduced.

Revenue

Revenue for Q3-2012 was $0.1 million, a decrease of $0.2 million from $0.3 million in Q3-2011. On a year-to-date basis, revenue for the nine months ended September 30, 2012 and 2011 was $0.7 million and $1.1 million, respectively. Revenue is comprised of licensing and other fees and research collaborative fees we received from our collaborative partners.

Licensing and other fees represent recognition of revenue related to upfront payments, milestone payments, royalties, and other fees from our collaborative partners.  Licensing and other fees for the three and nine months ended September 30, 2012 and 2011 were not significant.

We expect to continue to earn royalty revenue pursuant to our collaboration and licensing agreements with Merck until the global rights to vernakalant is returned to us, at which time, we expect to begin earning revenue from the sale of the product.

Research collaborative fees comprise contract research fees and project management fees from our collaborative partners. Research collaborative fees in Q3-2012 were not significant, compared to $0.2 million in Q3-2011. On a year-to-date basis, we recorded research and collaborative fees of $0.3 million and $0.7 million for the nine months ended September 30, 2012 and 2011, respectively. Research collaborative fees are not expected to be significant for the remainder of the year.

Research and Development Expenditures

(in thousands of U.S. dollars)	For the Three Months Ended September 30		For the Nine Months Ended September 30
	2012	2011	2012	2011
Clinical Development Programs
Vernakalant (iv)	$66	$974	$622	$4,217
Vernakalant (oral)	9	198	66	925
	$75	$1,172	$688	$5,142
Research Projects
Other projects (including pre-clinical studies)	374	2,731	4,944	6,640
Total research and development expenditures	$449	$3,903	$5,632	$11,782

Research and development (“R&D”) expenditures were $0.5 million for Q3-2012 as compared to $3.9 million for Q3-2011. We incurred total R&D expenditures of $5.6 million for the nine months ended September 30, 2012, compared to $11.8 million for the same period in 2011. R&D expenditures consist of clinical development and research expenditures.

For the remainder of 2012, we expect our R&D expenditures to be significantly reduced as a result of the elimination of positions focused on internal research activities in Q3-2012.

Clinical Development Expenditures

Clinical development expenditures primarily consist of wages and benefits (including stock-based compensation), contract service agreement costs and consulting fees relating to our clinical stage development programs.

Clinical development expenditures for Q3-2012 were $0.1 million as compared to $1.2 million for Q3-2011. For the nine months ended September 30, 2012 clinical development expenditures were $0.7 million as compared to $5.1 million for the same period in 2011. The decrease of $1.1 million and $4.4 million in expenditures for Q3-2012 and year-to-date, respectively, was primarily due to reduced costs for vernakalant (iv) as a result of the termination of the ACT 5 trial.

For the three and nine months ended September 30, 2012, we continued to incur costs in support of the vernakalant program.

For the remainder of 2012, we will continue to incur costs in support of the vernakalant program, including our portion of any development costs related to vernakalant (iv) in North America pursuant to our collaboration and license agreement with Merck.  With the anticipated return of the global rights to vernakalant, we expect clinical development expenditures to increase as transition activities begin.

Research Expenditures

Research expenditures primarily consist of wages and benefits (including stock-based compensation), material & lab costs, consulting fees, and contract research agreement costs relating to our pre-clinical and early stage research projects.

Research expenditures for Q3-2012 were $0.4 million as compared to $2.7 million for Q3-2011. For the nine months ended September 30, 2012 research expenditures were $4.9 million as compared to $6.6 million for the same period in 2011. The decrease of $2.3 million and $1.7 million in expenditures for Q3-2012 and year-to-date, respectively, were primarily due to the restructuring initiatives.

For the remainder of 2012, our costs related to the development of pre-clinical projects are expected to be lower than the previous quarters of the year.

General and Administration Expenditures

General and administration (“G&A”) expenditures primarily consist of wages and benefits (including stock-based compensation), office costs, corporate costs, business development costs, consulting fees and professional fees.

G&A expenditures for Q3-2012 were $2.5 million as compared to $2.8 million for Q3-2011. On a year-to-date basis, we incurred total G&A expenditures of $7.3 million for the nine months ended September 30, 2012, compared to $9.4 million for the same period in 2011. The decrease in G&A expenditures is primarily due to a decrease in wages and benefits as a result of our workforce reductions in March and July 2012. The decrease in G&A expenditures was partially offset by an increase in stock-based compensation expense related to stock options granted to employees in Q3-2012.

For the remainder of 2012, we expect our G&A expenditures to decrease as a result of our restructuring efforts.

Restructuring

Restructuring consists of employee termination benefits, idle-use expense, asset impairments, and other charges.

Restructuring charges for the three and nine months ended September 30, 2012 were $9.0 million and $10.0 million, respectively, related primarily to the workforce reductions in March and July of 2012 and the exit of redundant leased facilities in Q3-2012.

The restructuring activities were substantially completed in Q3-2012. For the remainder of 2012, we expect any additional restructuring charges to be minimal.

Other Income and Expense

Other income and expense consists primarily of interest expense on our $50 million advance from Merck, sublease income, as well as foreign exchange gains (losses) attributable to the translation of foreign currency denominated net monetary assets into our functional currency at period end.

Other expense for Q3-2012 and Q3-2011 was $1.0 million and $0.5 million, respectively. For the nine months ended September 30, 2012 and 2011, other expense was $2.9 million and $1.1 million, respectively. The increase in other expense in 2012 is primarily due to the interest expense on the $25.0 million advance we received from Merck in Q1-2012.

QUARTERLY FINANCIAL INFORMATION

The following table summarizes selected unaudited consolidated financial data for each of the last eight quarters, prepared in accordance with the U.S. GAAP:

(In thousands of U.S. dollars	Quarter ended
except per share amounts)	September 30, 2012	June 30, 2012 (Restated)(1)	March 31, 2012 (Restated)(1	December 31, 2011

Total revenue	$63	$209	$433	$401
Research and development	449	2,255	2,928	3,442
General and administration	2,496	2,207	2,552	2,095
Restructuring	9,036	165	804	-
Net loss	$(13,412)	$(5,677)	$(6,970)	$(5,898)
Loss per share
Basic and diluted	$(0.22)	$(0.09)	$(0.11)	$(0.10)

(In thousands of U.S. dollars	Quarter ended
except per share amounts)	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010

Total revenue	$274	$443	$387	$374
Research and development	3,903	4,073	3,806	4,417
General and administration	2,764	3,466	3,224	2,740
Net loss	$(7,153)	$(7,723)	$(7,146)	$(7,302)
Loss per share
Basic and diluted	$(0.12)	(0.13)	(0.12)	(0.12)

(1)	Restatement relates to the reclassification to restructuring of employee termination benefits related to the Q1-2012 workforce reduction.

Variations in our revenue, expenses and net income (loss) for the periods above resulted primarily from the following factors:

Research and Development Expenditures:

The timing of clinical trials and research work performed resulted in the variations in R&D expenditures with the exception of the most recent quarter.  The significant decrease in R&D expenditures in Q3-2012 is due to the elimination of the internal research function.

General and Administration Expenditures:

The timing of stock option grants, consulting fees and corporate costs resulted in the variations in G&A expenditures.

Restructuring:

The timing of the workforce reductions during the year and the idle-use expense in Q3-2012 resulted in the variations in restructuring cost.

LIQUIDITY AND CAPITAL RESOURCES

Our operational activities during Q3-2012 were financed mainly by working capital carried forward from the preceding fiscal year and advances under our credit facility with Merck.  Further advances under our credit facility with Merck are no longer available as a result of Merck’s notice of termination of our collaboration and license agreement. We believe that our cash position as of September 30, 2012 and the anticipated cash inflows from our collaborative partner will be sufficient to finance our operational and capital needs for at least 24 months.  Our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with clinical trials, fees from collaborative and license arrangements with third parties and from strategic opportunities. Our cash reserves will continue to fund external research efforts, the development and commercialization of vernakalant, and operational and strategic activities.

At September 30, 2012, we had working capital of $47.8 million compared to $47.2 million at December 31, 2011. We had available cash reserves comprised of cash and cash equivalents of $53.6 million at September 30, 2012 compared to $48.6 million at December 31, 2011.

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
Cash used in operating activities	$(7,006)	$(6,402)	$(19,796)	$(21,702)
Cash used in investing activities	(89)	(158)	(314)	(943)
Cash provided by financing activities	-	-	25,000	358
Effect of foreign exchange rate on cash and cash equivalents	40	(209)	87	(54)
Net increase (decrease) in cash and cash equivalents	$(7,055)	$(6,769)	$4,977	$(22,341)

Cash used in operating activities in Q3-2012 was $7.0 million compared to $6.4 million in Q3-2011. The increase of $0.6 million in cash used was primarily due to timing of cash payments of trade payables. Cash used in operating activities for the nine months ended September 30, 2012 was $19.8 million, a decrease of $1.9 million from $21.7 million used in operating activities for the same period in 2011.

Cash used in investing activities was $0.1 million in Q3-2012 compared to $0.2 million in Q3-2011, and was $0.3 million and $0.9 million for the nine months ended September 30, 2012 and 2011, respectively. Cash used in investing activities related to the purchase of equipment and patent costs.

No cash was provided by financing activities in Q3-2012 and Q3-2011. On a year-to-date basis, cash provided by financing activities for the nine months ended September 30, 2012 was $25.0 million and $0.4 million for the same period in 2011.  We received a $25.0 million advance from Merck in 2012 while financing in 2011 consisted mainly of employee stock option exercises.

Contractual Obligations

As of September 30, 2012 and in the normal course of business we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2012	2013	2014	2015	2016		There- after		Total
Long-term debt	Nil	Nil	Nil	Nil	25,000	(1)	25,000	(1)	50,000
Interest expense on long-term debt(2)	1,158	4,596	4,596	4,596	4,609		2,298		21,853
Operating lease obligations	26	102	102	79					309
Other commitments	13	4	2	Nil	Nil		Nil		19
Total	$1,197	$4,702	$4,700	$4,675	$29,609		$27,298		$72,181

(1)
These include two $25.0 million advances, which must be repaid in full by December 31, 2016 and December 31, 2017, respectively. We may, at our option, repay all or a portion of these advances prior to December 31, 2016 and December 31, 2017, respectively, without premium or penalty.

(2)	Interest expense obligations have been calculated based on the interest rate in effect at September 30, 2012.

Outstanding Share Capital

As of November 8, 2012, there were 61,129,091 common shares issued and outstanding, and 5,109,887 common shares issuable upon the exercise of outstanding stock options (of which 3,830,243 were exercisable) at a weighted average exercise price of CAD $3.31 per share.

NASDAQ LISTING

On October 25, 2012, we announced the NASDAQ Listing Qualifications Staff(“Staff”) approved the Company’s request to transfer its listing from The NASDAQ Global Market to The NASDAQ Capital Market.  On October 31, 2012, we announced the Staff’s further approval of the company’s request for an additional 180 day period in which to regain compliance with the minimum $1.00 bid price per share requirement.

The Staff’s determination to grant the additional 180 day compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the NASDAQ Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of September 30, 2012 was $0.2 million (December 31, 2011 - $0.1 million) owing to a law firm in which our corporate secretary is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. We incurred approximately $0.8 million for the nine months ended September 30, 2012 (2011 - $0.6 million) of legal fees for services provided by this law firm.  Subsequent to the quarter-end, the related party resigned as corporate secretary.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances.  At September 30, 2012, our cash and cash equivalents were primarily held as cash. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are also subject to interest rate fluctuations on our line of credit from Merck.